VOLTAIRE LTD.

13 Zarchin Street, Ra’anana, Israel

June 4, 2009

Dear Shareholder,

You are cordially invited to attend the 2009 annual meeting (the “Annual Meeting”) of the shareholders of Voltaire Ltd. (the “Company”) on June 30, 2009, at 4:00 p.m., Israel time, at the offices of the Company at 13 Zarchin Street, Ra’anana, Israel.

The Company’s formal notice of the Annual Meeting, published on May 22, 2009, and the Proxy Statement, appear on the following pages and describe in detail the matters to be acted upon at the Annual Meeting.

Only shareholders who held ordinary shares of the Company at the close of business on June 1, 2009, are entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Annual Meeting, it is important that your ordinary shares be represented and voted at the Annual Meeting. Accordingly, after reading the enclosed Notice of Annual Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card. You may also vote your shares over the Internet or by telephone if such manner of voting is set forth on your proxy card.

We urge all of our shareholders to review our annual report on Form 20-F, which is available on our website at www.voltaire.com.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft/Fiona Darmon CCGK Investor Relations Tel. +1 646 797 2868/+972 52 695 4400 info@gkir.com

VOLTAIRE ANNOUNCES
2009 ANNUAL SHAREHOLDERS MEETING ON JUNE 30, 2009
As Originally Published on May 22, 2009

BILLERICA, Mass. and RA’ANANA, Israel — May 22, 2009 — Voltaire Ltd. (NASDAQ: VOLT) today announced that the 2009 annual meeting of its shareholders will be held on June 30, 2009, at 4:00 p.m., Israel time, at the offices of the Company at 13 Zarchin Street, Ra’anana, Israel. The Annual Meeting is being called for the following purposes:

(1)	to elect Mr. Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman as Class II directors, each to serve for a three-year term, pursuant to the Articles of Association of the Company;
(2)	to approve the grant to Mr. Miron (Ronnie) Kenneth, as of the date of the Annual Meeting (the “Grant Date”), of options to purchase 125,000 ordinary shares of the Company under the Company’s 2007 Incentive Compensation Plan, with an exercise price equal to the closing price of the Company’s ordinary shares on the Grant Date;
(3)	to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm for the year ending December 31, 2009 and until the 2010 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the audit committee, to determine their annual compensation;
(4)	to report on the business of the Company for the year ended December 31, 2008, including review of the Company’s 2008 financial statements; and
(5)	to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the Annual Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each proposal.

Only shareholders who hold ordinary shares of the Company at the close of business on June 1, 2009, are entitled to notice of, and to vote at, the Annual Meeting, or at any adjournment or postponement thereof.

Current proof of ownership of the Company’s shares, as well as photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power in the Company. If a quorum is not present within thirty minutes from the time appointed for the Annual Meeting, the Annual Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred meeting, all matters which were to be discussed during the Annual Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in the Company.

A proxy statement describing the various matters to be voted upon at the Annual Meeting along with a proxy card enabling shareholders to indicate their vote on each matter will be mailed on or about June 5, 2009 to all shareholders entitled to vote at the Annual Meeting. Such proxy statement will also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.voltaire.com. Signed proxy cards must be received by the Company at its offices, or by its transfer agent no later than two hours before the time fixed for the Annual Meeting or be presented to the Chairperson of the Annual Meeting at such meeting in order for such proxy vote to be cast at the Annual Meeting.

In accordance with the Israeli Companies Law, 1999, shareholders wishing to express their position on an agenda item for the Annual Meeting may do so by submitting a written statement to the Company’s office at the above address no later than June 9, 2009.

If you hold your shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you may also vote your shares over the Internet or by telephone in accordance with the instructions set forth on your proxy card.

BY ORDER OF THE BOARD OF DIRECTORS

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

13 Zarchin Street, Ra’anana, Israel

ANNUAL MEETING OF SHAREHOLDERS

General Information

This Proxy Statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.01 per share, of Voltaire Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Annual Meeting of shareholders of the Company to be held on June 30, 2009, at 4:00 p.m., Israel time, at the offices of the Company at 13 Zarchin Street, Ra’anana, Israel (the “Annual Meeting”).

Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Annual Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Annual Meeting.

The Proxy

Miron (Ronnie) Kenneth and/or Joshua Siegel may be appointed as proxies by the shareholders entitled to vote at the Annual Meeting with respect to the matters to be voted upon at the Annual Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company at its offices at 13 Zarchin Street, Ra’anana, Israel, Attn: Joshua Siegel, CFO, or to its transfer agent at least two hours prior to the time fixed for the Annual Meeting, or presented to the chairperson of the Annual Meeting at such meeting, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this Proxy Statement and in the discretion of the persons named in the proxy card in respect of such other matters as may properly come before the Annual Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to the Company at its offices at 13 Zarchin Street, Ra’anana, Israel, Attn: Joshua Siegel, CFO, or to its transfer agent at least two hours prior to the time of the Annual Meeting canceling the proxy or appointing a different proxy; (ii) by written notice of the revocation of the proxy delivered at the meeting to the Chairman of the Annual Meeting; or (iii) by attending and voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on June 1, 2009 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Annual Meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a proxy card with the proxy materials they forwarded, directing the holder of record how to vote the shares. Such directions may be provided over the Internet, by telephone or by mail, as described in the proxy card.

As of the Record Date, there were 21,000,880 shares issued, outstanding and entitled to vote at the Annual Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Annual Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power of the Company. If a quorum is not present within thirty minutes from the time appointed for the Annual Meeting, the Annual Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred general meeting, all matters which were to be discussed at the Annual Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares conferring in the aggregate at least 10% of the voting power of the Company.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Annual Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some of all of the proposals described in this Proxy Statement even if the record holder does not receive voting instructions from you. In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt each proposal.

On each matter submitted to the shareholders for consideration at the Annual Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Annual Meeting that are not voted on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Annual Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published following the Annual Meeting on a Form 6-K.

Proxy Solicitation

In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable out-of-pocket expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding ordinary shares by: (i) each person who the Company believes beneficially owns 5.0% or more of its outstanding ordinary shares, and (ii) all of the Company’s directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission (the “SEC”) and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and reflects the number of shares underlying options that are exercisable within 60 days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The information set forth in the table is based on the information contained in the Company’s annual report for the year ended December 31, 2008, filed on Form 20-F with the SEC on April 2, 2009. The Company has not independently verified information filed with the SEC by the Company’s stockholders on which the information set forth below and it is based solely in the sources and assumptions noted above in part.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares
BCF II Belgium Holding SPRL(1)	4,270,522	20.3%
Pitango Venture Capital Group(2)	3,291,120	15.7%
Vertex Venture Capital Group(3)	2,116,677	10.1%
Diker Management, LLC(4)	2,023,116	9.6%
All directors and executive officers as a group(5)	6,602,020	31.4%

(1)	Based on a Schedule 13G filed on February 4, 2009, consists of 4,270,522 shares owned by BCF II Belgium Holding SPRL, a company organized under the laws of the Kingdom of Belgium.
(2)	Based on a Schedule 13G filed on February 20, 2008, consists of 1,837,061 shares owned by Pitango Venture Capital Fund III (Israeli Sub) LP, 169,827 shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non Q LP, 496,740 shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 129,328 shares owned by Pitango Venture Capital Fund III Trusts 2000 Ltd., 64,664 shares owned by Pitango Principals Fund III (Israel) LP, 274,245 shares owned by Pitango Fund II Opportunity Annex Fund L.P., 9,192 shares owned by Pitango Fund II Opportunity Annex Fund (ICA) LP, 83,232 shares owned by Pitango Fund II (Tax Exempt Investors) LLC, 48,962 shares owned by DS Polaris Trust Company (Foreign Residents) (1997) Ltd., 20,807 shares owned by Pitango Fund II, LP, 54,933 shares owned by Pitango Fund II, LLC, 3,166 shares owned by DS Polaris Ltd. and 98,963 shares owned by Pitango II Holdings LLC.
(3)	Based on a Schedule 13G filed on February 5, 2008, consists of 1,569,982 shares owned by Vertex Israel II (C.I.) Fund LP, 283,264 shares owned by Vertex Israel II (A) Fund LP, 43,424 shares owned by Vertex Israel II (B) Fund LP, 200,422 shares owned by Vertex Israel II Discount Fund LP and 19,585 shares owned by Vertex Israel II (C.I.) Executive Fund LP.
(4)	Based on a Schedule 13G filed on February 17, 2009, consists of 2,023,116 shares owned by Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd.
(5)	Includes shares owned directly by directors and shares over which directors may be deemed to have beneficial ownership by virtue of their positions with certain entities. Each director disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein.

I. PROPOSAL ONE

ELECTION OF DIRECTORS

Background

The Company's Board of Directors currently consists of nine members, including two outside directors. Under the Company’s Articles of Association, the Company’ Board of Directors (other than the outside directors, whose appointment is required under the Israeli Companies Law, 1999) is divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board of Directors (other than the outside directors). At each annual general meeting of the Company’s shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class II directors, consisting of Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman, will hold office until the Annual Meeting. Class III directors, consisting of Miron (Ronnie) Kenneth and P. Kevin Kilroy, will hold office until the Company’s annual meeting of shareholders to be held in 2010. Class I directors, consisting of Eric Benhamou, Yoram Oron and Nechemia (Chemi) J. Peres, hold office until 2011 Annual Meeting. Directors are elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director holds office until the annual general meeting of the Company’s shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Israeli Companies Law, 1999 or unless he or she resigns or is removed from office as described below.

The Board of Directors, following the recommendation of the Company’s Nominating and Governance Committee, has nominated for reelection the following persons constituting Class II to serve as directors of the Company: Mr. Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman, such office to expire on the third Annual General Meeting following the Annual Meeting.

Each of the above named nominees has consented to being named in this Proxy Statement and will serve as a director if re-elected. If, however, at the time of the Annual Meeting any of the above named nominees should be unable or decline to serve, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors may choose to recommend, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors, as decided by the Board of Directors.

Under the Company’s Non-Employee Director Compensation Plan adopted on July 5, 2007, as amended (the “Plan”), each non-employee director upon his or her initial election, and each existing non-employee director who does not currently hold options to purchase our ordinary shares (other than Eric Benhamou and Thomas J. Gill and our outside directors under Israeli law), receives upon his or her first re-election, a grant of options to purchase 50,000 of our ordinary shares, subject to a four year vesting period (the “Initial Grant”). On the date the Initial Grant vests in full, and every subsequent twelve months thereafter, such non-employee director is granted additional options to purchase 12,500 of our ordinary shares, subject to a one-year vesting period (the “Replenishment Grant”). The Replenishment Grant is also granted to Eric Benhamou and Thomas J. Gill as of the date their outstanding options vest in full. Under the Plan, such grants are made automatically upon a director’s appointment or election (whether appointed by the Board in order to fill in a vacancy or elected by the shareholders) and do not require any additional resolutions of the Board or the shareholders. The vesting of all options held by a non-employee director is accelerated upon a change of control as part of which or within three months thereafter, such non-employee director is terminated or is not asked to serve as a director of the successor company or resigns pursuant to the terms of the change in control transaction. Accordingly, Dr. Yehoshua (Shuki) Gleitman, who does not currently hold options to purchase shares of the Company, will be automatically granted upon re-election on the date of the Annual Meeting options to purchase 50,000 of the Company’s ordinary shares subject to his re-election as a director.

Directors Nominated For Reelection at this Annual Meeting

Thomas J. Gill, age 50. Mr. Gill has served as a director since March 2007. Mr. Gill was appointed by BCF II Belgium Holdings SPRL, an affiliate of Baker Capital Partners, LLC, a private equity firm investing in communication equipment, software, services and applications providers. During 2008 Mr. Gill served as chairman and CEO of Violin Memory, Inc., a developer of computer memory and storage products. Since 2003, Mr. Gill has served as the Managing Partner of SALTT Development Co., LLC, a real estate development and construction company. From 2000 to 2004, Mr. Gill served as the Managing Partner of G4 Partners, LLC, an early stage private equity fund. From 1998 to 2000, Mr. Gill served as Chief Executive Officer and President of FORE Systems, Inc., a designer, developer and manufacturer of high speed networking equipment. From 1993 to 1998, Mr. Gill held various positions at FORE Systems, Inc., including Chief Operating Officer, Chief Financial Officer and Vice President of Finance. From 1991 to 1993, Mr. Gill served as the Vice President of Finance at Cimflex Teknowledge, Inc., a designer and manufacturer of automated factory systems. Prior to serving as Vice President of Finance, from 1987 to 1991, Mr. Gill served as Director of Finance at Cimflex Teknolwedge, Inc. Mr. Gill has served on the board of directors of several companies, including, from 2003 to 2004, FreeMarkets, Inc., a publicly-traded company that provides business-to-business online auctions and sourcing software and solutions, from 2002 to 2004, PrintCafe Software, Inc., a publicly-traded company that provides print management software, which was acquired by Electronics for Imaging, Inc. in 2003, and, from 2002 to 2004, WaveSmith Networks, Inc., a provider of multiservice switching solutions. In addition, from 1998 to 1999, Mr. Gill served on the board of directors of FORE Systems, Inc. Since 2001, Mr. Gill has served on the board of directors of Helium Networks, Inc., a mobile and wireless solutions company, which he co-founded in 2001, and, from 2004 to 2008, Mr. Gill served on the board of directors of SEEC, Inc., a provider of software solutions. From 2001 to 2008, Mr. Gill served on the board of trustees of Sewickley Academy, an independent college-preparatory day school in Pittsburgh, Pennsylvania, and was appointed Vice Chair in 2004. Mr. Gill holds a B.Sc. in Business Administration from the University of Pittsburgh.

Dr. Yehoshua (Shuki) Gleitman, age 59. Dr. Gleitman has served as a director since May 2003. Dr. Gleitman was appointed by the Shrem, Fudim, Kelner Technologies Ltd, an affiliate of the SFK Group. Since August 2000, Dr. Gleitman has served as the Managing Director of Platinum Venture Capital Fund, LLC, a venture capital firm investing in Israeli high technology companies, which he founded in 2000. Since January 2001, Dr. Gleitman has served as the Chairman and Chief Executive Officer of Danbar Technology Ltd., an investment company listed on the Tel Aviv Stock Exchange. From February 2000 through December 2005, Dr. Gleitman was the Chief Executive Officer of Shrem, Fudim, Kelner — Technologies Ltd., an investment company publicly traded on the Tel Aviv Stock Exchange, which he co-founded. Prior to that, Dr. Gleitman was the Chief Executive Officer of AMPAL Investment Corporation, an investment company listed on The Nasdaq Global Market, from 1997 through 2000, and the Chief Scientist of the Israeli Ministry of Industry and Trade from 1992 to 1997. From 1996 to 1997, Dr. Gleitman was also the Director General of the Israeli Ministry of Industry and Trade of the Office of the Chief Scientist. In addition to Danbar Technology, Dr. Gleitman currently serves on the board of directors of the following publicly-traded companies: Capitol Point Ltd., a technology incubation company listed on the Tel Aviv Stock Exchange; Walla Ltd., an Internet portal listed on the Tel Aviv Stock Exchange; Teuza Ventures Ltd., a publicly-traded venture capital firm listed on the Tel Aviv Stock Exchange; and Mer Telemanagement Solutions Ltd., a billing solution company for the telecommunication industry listed on The Nasdaq Global Market. Dr. Gleitman holds B.Sc., M.Sc. and Ph.D. degrees in Physical Chemistry from the Hebrew University of Jerusalem. Dr. Gleitman has served as the Honorary Consul General of Singapore in Israel since 1998.

Proposed Resolutions

You are being asked to elect each of the directors nominees, such office to expire on the third Annual General Meeting following the 2009 Annual General Meeting, pursuant to the Articles of Association of the Company. The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolutions be adopted:

“1A. RESOLVED, to elect Mr. Thomas J. Gill, as Class II director, to serve for a three-year term, pursuant to the Articles of Association of the Company.

1B. RESOLVED, to elect Dr. Yehoshua (Shuki) Gleitman, as Class II director, to serve for a three-year term, pursuant to the Articles of Association of the Company.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

II. PROPOSAL TWO

APPROVAL OF GRANT OF OPTIONS TO MR. MIRON (RONNIE) KENNETH, THE
COMPANY’S CEO AND CHAIRMAN OF THE BOARD

Background

Under the Israeli Companies Law, 1999, arrangements regarding the compensation of a director in a public company require the prior approval of such company’s audit committee, board of directors and shareholders, in that order. The compensation described below has previously been approved by the Company's Compensation Committee, Audit and Finance Committee and Board of Directors, and now requires approval by the Company’s shareholders.

The Company’s Compensation Committee recommended to the Audit and Finance Committee and the Board of Directors, to approve the grant to Mr. Kenneth, as of the date of this Annual Meeting (the “Grant Date”), of: (i) options to purchase up to 75,000 ordinary shares of the Company under the Company's 2007 Incentive Compensation Plan, with the vesting start date being the date of the grant’s approval by the Compensation Committee on October 30, 2008; and (ii) options to purchase up to additional 50,000 ordinary shares of the Company under the Company's 2007 Incentive Compensation Plan, with the vesting start date being the date of the grant’s approval by the Compensation Committee on May 5, 2009 (together, the “Options”). The exercise price of the Options is equal to the closing price of the Company’s ordinary shares on the Grant Date. The Options vest in accordance with the Company's standard 4-year vesting schedule, such that 25% of each Option shall vest following the lapse of 1 year of the applicable vesting start date, and 6.25% of each Options shall vest at the end of every 3-month period thereafter; however, the vesting of the Options shall be accelerated in accordance with the vesting acceleration terms set forth in that certain Personal Employment Agreement with Miron (Ronnie) Kenneth dated July 1, 2008 relating to acceleration of vesting of options to purchase shares of the Company.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolutions be adopted:

“2. RESOLVED, that the recommended grant to the Company’s CEO of options to purchase up to 125,000 ordinary shares of the Company, as approved by the Company’s Audit and Finance Committee and Board of Directors and presented to the shareholders at the Annual Meeting, is hereby approved.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

III. PROPOSAL THREE

APPOINTMENT OF KESSELMAN & KESSELMAN,
A MEMBER OF PWC INTERNATIONAL, AS THE COMPANY'S
INDEPENDENT AUDITOR UNTIL THE NEXT ANNUAL GENERAL MEETING AND
AUTHORIZATON TO DETERMINE COMPENSATION

Background

The Company is submitting for approval the appointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as its independent auditor to audit the consolidated financial statements of the Company and its subsidiaries for fiscal year 2009, and to serve as its independent auditor until the next annual general meeting, and the authorization of the Company's Board of Directors to determine their remuneration.

The following table provides information regarding fees billed by Kesselman & Kesselman (C.P.A. Isr.) and other member firms of PricewaterhouseCoopers International Limited to us for the years ended December 31, 2007 and 2008:

	Year Ended December 31,
	2007	2008
	(Unaudited) (In Thousands)
Audit fees(1)	$492	$177
Audit-related fees	—	—
Tax fees(2)	35	23
All other fees(3)	—	40
Total	$527	$240

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our registration statement on Form F-1 for our initial public offering in 2007 and our subsequent annual reports on Form 20-F, and consultation concerning financial accounting and reporting standards.
(2)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(3)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to SOX audit.

The Company’s Audit and Finance Committee pre-approved all audit and non-audit services provided to the Company and to its subsidiaries during the periods listed above. Representatives of Kesselman & Kesselman will not be present at the Annual Meeting.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Annual Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Annual Meeting, it is proposed that the following resolution be adopted:

“3. RESOLVED, to approve the reappointment of Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company's independent registered public accounting firm for the year ending December 31, 2009 and until the 2010 annual meeting of shareholders, and to authorize the Board of Directors, upon recommendation of the Audit and Finance Committee, to determine their annual compensation.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

REPORT OF THE BOARD OF DIRECTORS

At the Annual Meeting, the Board of Directors will provide a management report which will include a discussion of the Company's consolidated financial statements for the year ended December 31, 2008.

AUDIT AND FINANCE COMMITTEE REPORT

The Board of Directors has adopted an Audit and Finance Committee charter setting forth the responsibilities of the Audit and Finance Committee consistent with the rules of the SEC and The Nasdaq Global Market, and the requirements of the Israeli Companies Law, 1999.

The Audit and Finance Committee consists of the Company’s directors, Eric Benhamou (Chairman), Thomas J. Gill, Yaffa Krindel and Rafi Maor. The financial expert on the Audit and Finance Committee pursuant to the definition of the SEC is Eric Benhamou. Shareholders should understand that this designation is an SEC disclosure requirement related to Mr. Benhamou’s experience and understanding with respect to certain accounting and auditing matters. The designation does not impose on Mr. Benhamou any duties, obligations or liability that are greater than are generally imposed on him as a member of the Audit and Finance Committee and the Board of Directors, and his designation as an audit committee financial expert pursuant to this SEC requirement does not affect the duties, obligations or liability of any other member of the Audit and Finance Committee or the Board of Directors.

The primary focus of the Audit and Finance Committee is to assist the Board of Directors in its general oversight of the Company’s financial reporting, internal controls and audit function, as well as anti-fraud and ethics policies and risk management, such as material Company agreements, foreign currency, investments and insurance. Management has the primary responsibility for preparation, presentation and integrity of the Company’s financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with applicable accounting standards, and applicable laws and regulations. The Company’s independent auditor is responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards in the United States. Members of the Audit and Finance Committee are not auditors, and their functions are not intended to duplicate or certify the activities of management and the independent auditor, nor can the Audit and Finance Committee certify that the independent auditor is “independent” under applicable rules.

The Audit and Finance Committee received the written disclosures and the letter from the independent auditor required by the Independence Standards Board Standard No. 1 and discussed with the independent auditor its independence under that standard. The Audit and Finance Committee also discussed with the independent auditor the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Communications with Audit Committees). The Audit and Finance Committee also considered the compatibility of the independent auditor’s non-audit services with the standards for auditors’ independence. The Audit and Finance Committee discussed with the independent auditor the overall scope and plans for their audit.

Based on the reviews and discussions referred to above, the Audit and Finance Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited consolidated financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2008, as filed with the SEC on April 2, 2009. The Audit and Finance Committee has recommended (which recommendation was adopted by the Board of Directors) the selection of the Company’s independent auditor, subject to shareholder approval.

Submitted by the Audit and Finance Committee of the Company's Board of Directors:

Eric Benhamou, Chairman
Thomas J. Gill
Rafi Maor
Yaffa Krindel

PROPOSALS OF SHAREHOLDERS

Any shareholder of the Company who intends to present a proposal at the 2009 Annual Meeting of shareholders must satisfy the requirements of the Israeli Companies Law, 1999, in order to have a proposal presented at the Annual Meeting. Under the Israeli Companies Law, 1999, only shareholders who severally or jointly hold at least one percent of the Company's outstanding voting rights are entitled to request that the Board of Directors of the Company include a proposal, in a future shareholders meeting, provided that such proposal is appropriate to be discussed in such meeting.

With respect to the Company's annual meeting of shareholders to be held in 2010, if the Company is not provided with notice of a shareholder proposal for inclusion in the Company's proxy statement by December 31, 2009, the Company will not include such proposal in the agenda for the 2010 annual meeting of shareholders.

OTHER BUSINESS

The Board of Directors of the Company is not aware of any other matters that may be presented at the Annual Meeting other than those mentioned in the attached Company's Notice of Annual General Meeting of shareholders. If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s annual report for the year ended December 31, 2008, filed on Form 20-F with the SEC on April 2, 2009, is available for viewing and download on the SEC’s website at www.sec.gov as well as under the Investor Relations section of Voltaire’s website at www.voltaire.com. In addition, the Company filed a number of press releases on Form 6-K, including a Form 6-K dated May 6, 2009 regarding its business and financial results for the quarter ending March 31, 2009. Shareholders may obtain a copy of these documents without charge at www.voltaire.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors:

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Ra’anana, Israel
June 4, 2009